

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 10, 2006

via U.S. Mail
Dr. John W. Whitney
Chief Executive Officer
Itronics Inc.
6490 S. Mc Carran Blvd., Building C-23
Reno, Nevada 89509

> **Re:** **Itronics Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed February 6, 2006**
> **File No. 333-127855**
>
> **Form 10-QSB/A for the Quarter Ended September 30, 2005**
> **Filed February 6, 2006**
> **Filed No. 33-18582**

Dear Dr. Whitney:

We have reviewed your amended filing and have the following accounting comments. Please note that the review by our legal branch is continuing and they may have additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-QSB/A filed February 6, 2006

1.   Please provide the disclosures required by paragraph 37 of APB 20 for the restatement of the financial statements to comply with EITF 00-19.

2.   In assessing the effects of the restatement, we noted the following:

- Please revise to provide an interim statement of changes in stockholders' equity. See paragraph 10 of APB 12.

- Please provide capital structure disclosures required by paragraphs 4-5 of SFAS 129.

3.   Please include in MD&A, a discussion of the impact the DIG B38 will have on the accounting for the terms of these financial instruments and the potential volatility in earnings that could result from applying this accounting. If readily determinable, discuss what factors could cause what movements in the fair value of these financial instruments.

Disclosure Controls and Procedures

4.   Please confirm that you considered the implications of the restatement on your disclosures under Item 307 of Regulation S-B. In this regard, we urge you to consider the guidance provided at http://www.sec.gov/info/accountants/stafficreporting.htm and other information available from the website.

General

5.   Update the financial statements in the registration statement as required by Item 310(g) of Regulation S-B.

6.   Provide a currently dated consent of the independent public accountant in each amendment.

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gabrielle Malits at (202) 551-3702 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Mellissa Campbell Duru at (202) 551-3757, Tangela S. Richter, Legal Branch Chief, at (202) 551-3685, or me at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
     Eric Pinero, Esq.
     Sichenzia Ross Friedman Ference LLP
     (212) 930-9725